Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019

Date of Report: November 11, 2019

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2018 and the corresponding notes to the financial statements, which are available under Maverix’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments For the Three and Nine Month Periods Ended September 30, 2019

3)             Outlook for 2019

4)             Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at September 30, 2019

5)             Summary of Quarterly Results

6)             Non-IFRS and Other Measures

7)             Liquidity and Capital Resources

8)             Off-Balance Sheet Arrangements

9)             Transactions with Related Parties

10)      Critical Accounting Estimates and Judgements

11)      Financial Instruments

12)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix the right to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns royalty (“NSR”)) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

The Company’s business strategy is to acquire existing Royalty and Stream interests or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests. The Company currently has eighty (80) Royalties and Streams, of which thirteen (13) of the underlying mines are producing, excluding royalty payments from industrial minerals and power assets.

2.              Highlights and Key Accomplishments For the Three and Nine Month Periods Ended September 30, 2019

Financial and Operating:

•                  Revenue for the three and nine month periods ended September 30, 2019 were $14.0 million and $30.9 million, respectively;

•                  Total attributable gold equivalent ounces produced for the three and nine months ended September 30, 2019 were 7,1621 ounces and 18,8511 ounces, respectively;

•                  Total attributable gold equivalent ounces sold for the three and nine month periods ended September 30, 2019 were 7,2081 ounces and 16,9251 ounces, respectively;

•                  Operating cash flow for the three and nine month periods ended September 30, 2019 were $8.0 million and $18.0 million, respectively;

•                  Average cash cost per attributable gold equivalent ounce sold for the three and nine month periods ended September 30, 2019 were $2231 and $2131, respectively;

•                  Net income for the three and nine month periods ended September 30, 2019 were $2.4 million and $4.7 million, respectively; and

•                  Adjusted net income1 for the three and nine month periods ended September 30, 2019 were $2.4 million and $5.2 million, respectively.

Strategic:

Additional Royalty on Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $53.0 million (US$40 million) (the “Additional Royalty”). Upon closing of the transaction, Maverix owned a combined 2.5% NSR royalty on Hope Bay. Maverix is also entitled to receive an additional 0.25% NSR royalty (the “Bonus Royalty”) until certain conditions with respect to the Additional Royalty are satisfied.

TMAC has the right to buy back 100% of the Additional Royalty for a cash payment of US$50 million in the event of a change of control transaction of TMAC as defined in the agreement that is announced prior to June 30, 2021 and 0.5% of the Additional Royalty after June 30, 2021, for a cash payment of US$15 million.

US$120 Million Revolving Credit Facility

In September 2019, the Company amended and increased its revolving credit agreement to borrow up to US$120 million from a syndicate of banks including Canadian Imperial Bank of Commerce, National Bank of Canada and the Bank of Nova Scotia (the “Revolving Facility”). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement).

NYSE American and TSX Listings

In June 2019, the Company’s common shares started trading on the New York Stock Exchange American (“NYSE American”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “MMX”. Concurrent with the commencement of the trading on the NYSE American and TSX, the Company’s common shares ceased to be quoted on the OTCQX and its shares were delisted from the TSX Venture Exchange.

1  Refer to section on non-IFRS and other measures of this MD&A.

In May 2019, the Company consolidated its issued and outstanding common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 215,896,670 pre-consolidation shares were consolidated to 107,948,351 post-consolidation shares. The exercise price and the number of common shares issuable under the Company’s stock option plan and share purchase warrants were proportionately adjusted based on the ratio of the Share Consolidation. All comparative information has been adjusted to reflect the Share Consolidation.

El Mochito Stream

In March 2019, the Company entered into an agreement to acquire 22.5% of the silver produced from the El Mochito mine (the “El Mochito Stream”), owned and operated by Ascendant Resources Inc. (“Ascendant”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $10.2 million (US$7.5 million). If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered. The El Mochito Mine is 100% owned by Ascendant and is located in western Honduras.

3.              Outlook for 20191

Maverix expects to meet or potentially exceed its previously announced guidance of attributable gold equivalent ounces of between 22,5001 and 24,5001 ounces for 2019.

4.              Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at September 30, 2019

As at September 30, 2019, the Company owned eighty (80) Royalties, Streams and other interests. Thirteen (13) of the Royalties and Streams are on producing properties, including five in Australia, two in Canada, two in Mexico, two in the United States and one in each of Honduras and Burkina Faso. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 2.5% NSR royalty, plus an additional Bonus Royalty until certain conditions are satisfied with respect to the Additional Royalty, both payable quarterly on all metals produced at the Hope Bay mine operated by TMAC.

La Colorada Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American Silver Corp. (“Pan American”), at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Karma NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated and 90% owned by Endeavour Mining Corporation.

1  Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC.

Florida Canyon NSR Royalty (Nevada, United States)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Alio Gold Corp.

Moss Silver Stream (Arizona, United States)

The Company has an agreement to purchase 100% of the silver produced from the Moss mine operated by Northern Vertex Corp. (“Northern Vertex”), until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver. The Company will make ongoing cash payments at 20% of the spot price of silver.

El Mochito Silver Stream (Santa Bárbara, Honduras)

The Company has an agreement to purchase 22.5% of the silver produced from the El Mochito mine operated by Ascendant. The Company will make ongoing cash payments at 25% of the spot price of silver. If certain production milestones are met, the silver stream percentage will decrease from 22.5% to 20% for the remaining life of the mine.

Silvertip NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur Mining, Inc.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

Moose River NSR Royalty (Nova Scotia, Canada)

The Company has a 1% NSR royalty on the Touquoy deposit at the Moose River gold mine owned by St. Barbara Limited.

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose mine operated by Fortuna Silver Mines Inc.

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

5.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018

Statement of Income and Comprehensive Income
Gold and silver sales	$5,412	$3,437	$1,993	$1,877
Royalty revenue	8,560	5,909	5,543	7,126
Total revenue	13,972	9,346	7,536	9,003
Cash flow from operating activities	8,000	7,067	2,890	11,081
Net income	2,389	819	1,539	1,145
Basic earnings per share	0.02	0.01	0.01	0.01
Diluted earnings per share	$0.02	$0.01	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$2,380	$1,108	$1,758	$694
Adjusted basic earnings per share	$0.02	$0.01	$0.01	$0.00
Total Attributable Gold Equivalent ounces produced[2]	7,162	6,425	5,264	5,176
Total Attributable Gold Equivalent ounces sold	7,208	5,359	4,358	5,650
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,938	$1,744	$1,729	$1,593
Average cash cost per Total Attributable Gold Equivalent ounce sold	223	208	202	164
Cash flow from operating activities, excluding changes in non-cash working capital	$10,158	$5,387	$5,214	$6,988

Statement of Financial Position
Total assets	$341,318	$284,068	$294,670	$293,579
Total non-current liabilities	$67,736	$16,575	$22,679	$16,780

1  Refer to section on non-IFRS and other measures of this MD&A.

2  Represents the Company’s entitlements under its Royalty and Stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver Stream.

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017

Statement of Income and Comprehensive Income
Gold and silver sales	$1,921	$1,897	$995	$1,304
Royalty revenue	7,882	6,582	5,771	5,790
Total revenue	9,803	8,479	6,766	7,094
Cash flow from operating activities	4,808	3,497	3,406	2,748
Net income (loss)	819	(458)	1,205	1,149
Basic earnings (loss) per share	0.01	(0.01)	0.02	0.01
Diluted earnings (loss) per share	$0.01	$(0.01)	$0.01	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$1,284	$376	$1,126	$1,106
Adjusted basic earnings per share	$0.01	$0.00	$0.01	$0.01
Total Attributable Gold Equivalent ounces produced	6,643	4,975	4,250	4,364
Total Attributable Gold Equivalent ounces sold	6,195	5,002	4,284	4,399
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,582	$1,690	$1,681	$1,627
Average cash cost per Total Attributable Gold Equivalent ounce sold	167	186	121	151
Cash flow from operating activities, excluding changes in non-cash working capital	$6,698	$5,432	$5,377	$5,264

Statement of Financial Position
Total assets	$266,969	$287,257	$158,821	$152,643
Total non-current liabilities	$7,120	$25,861	$12,301	$11,908

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended September 30, 2019 Compared to the Three Months Ended September 30, 2018

For the three months ended September 30, 2019, net income and cash flow from operations were $2.4 million and $8.0 million, respectively, compared with net income and cash flow from operations of $0.8 million and $4.8 million for the comparable period in 2018. The increase in net income and increase in cash flow were attributable to a combination of factors including:

•                  The Company acquired a 22.5% silver stream on the producing El Mochito mine in March 2019, which provided $1.9 million in sales and cash flows from operations of $1.4 million after deducting the cost of acquiring the silver;

•                  The Company acquired a 100% silver stream on the producing Moss mine in December 2018, which provided $1.7 million in sales and cash flows from operations of $1.3 million after deducting the cost of acquiring the silver; and

•                  In August 2019, the Company acquired the Additional Royalty and Bonus Royalty on the Hope Bay mine, resulting in an increase in royalty revenue of $1.2 million;

1  Refer to section on non-IFRS and other measures of this MD&A.

Partially offset by:

•                  RNC discovered the Father’s Day Vein, a high-grade gold discovery area at the Beta Hunt mine during September 2018, resulting in a significant increase in royalty income for the three months then ended. Subsequent to the discovery of the Father’s Day Vein, RNC announced the temporary suspension of bulk mining production at the Beta Hunt mine to focus on exploration and delineation of the Father’s Day Vein style high-grade gold mineralization. RNC has begun ramping up production during the period, but are still not producing at full capacity. The combination of these factors has resulted in a decrease in royalty revenue of $0.8 million for the three months ended September 30, 2019;

•                  Both net income and cash flow were reduced by $0.4 million from the Moose River NSR royalty decreasing from 2% to 1% from the buy-back rights within the royalty agreement. There are no further buy-back rights remaining on the 1% NSR royalty;

•                  Both net income and cash flow from operations were reduced by the increased cost of acquiring the gold and silver with respect to the Company’s Streams of $0.6 million;

•                  Net income decreased by $0.3 million due to the increase in depletion charges associated with the increase in total revenue for the period; and

•                  Both net income and cash flow from operations were reduced by an increase in general and administrative expenses of $1.1 million, which includes a one-time annual payment of Director Retainers of $0.5 million and $0.2 million of other one-time costs.

For the three months ended September 30, 2019, total revenue was $14.0 million and Attributable Gold Equivalent ounces sold were 7,2081 compared with total revenue of $9.8 million and Attributable Gold Equivalent ounces sold of 6,1951 for the comparable period in 2018.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces produced and sold for the three months ended September 30, 2019 and 2018:

	Three months ended September 30, 2019				Three months ended September 30, 2018
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	Ounces	$	$	Ounces	Ounces

Beta Hunt	—	2,308	1,385	1,188	—	3,114	2,529	1,964
El Mochito	1,862	—	811	957	—	—	—	—
Florida Canyon	—	452	315	233	—	383	394	242
Hope Bay	—	1,729	786	889	—	502	331	317
Karma	—	792	383	408	—	662	521	418
La Colorada	1,886	—	1,061	991	1,921	—	992	1,224
Moose River	—	433	224	222	—	874	551	551
Moss	1,664	—	785	856	—	—	—	—
Mt. Carlton	—	1,185	589	609	—	1,202	675	758
San Jose	—	503	168	258	—	494	241	313
Silvertip	—	298	207	153	—	128	81	81
Vivien	—	776	403	399	—	523	328	327
Other	—	84	45	45	—	—	—	—
Consolidated total	5,412	8,560	7,162	7,208	1,921	7,882	6,643	6,195

1  Refer to section on non-IFRS and other measures of this MD&A.

Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018

For the nine months ended September 30, 2019, net income and cash flow from operations were $4.7 million and $18.0 million, respectively, compared with a net income and cash flow from operations of $1.6 million and $11.7 million for the comparable period in 2018. The change is attributable to a combination of factors including:

•                  The Company acquired a silver stream on the producing El Mochito mine in March 2019, which provided $3.6 million in sales and cash flows from operations of $2.7 million after deducting the cost of acquiring the silver;

•                  The Company acquired a 100% silver stream on the producing Moss mine in December 2018, and provided $2.6 million in sales and cash flows from operations of $2.1 million after deducting the cost of acquiring the silver;

•                  An increase in royalty income from Hope Bay compared with 2018 due to the full nine month royalty revenue included for the 1% NSR royalty acquired in June 2018 and the Additional Royalty and Bonus Royalty acquired in August 2019, resulting in an increase of royalty income of $1.8 million and cash flows from operations of $1.1 million;

•                  The ramp up of the Silvertip mine and declaration of commercial production in September 2018, resulting in an increase in royalty revenue of $0.9 million; and

•                  A decrease in finance expense from the prior period of $1.0 million. During the nine months ended September 30, 2018, there was an acceleration of accretion expense due to the early repayment of the previously outstanding US$20 million CEF Facility;

Partially offset by:

•                  RNC discovered the Father’s Day Vein, a high-grade gold discovery area at the Beta Hunt mine during September 2018, resulting in a significant increase in royalty income for the nine months then ended. Subsequent to the discovery of the Father’s Day Vein, RNC announced the temporary suspension of bulk mining production at the Beta Hunt mine to focus on exploration and delineation of the Father’s Day Vein style high-grade gold mineralization. RNC has begun ramping up production during the period, but are still not producing at full capacity. The combination of these factors has resulted in a decrease in royalty revenue of $1.7 million for the nine months ended September 30, 2019. Due to the timing of collecting the royalty revenue from RNC, cash flow from operations increased by $3.3 million for the nine months ended September 30, 2019;

•                  Both net income and cash flow were reduced by $1.1 million and $0.8 million, respectively, from the Moose River NSR royalty decreasing from 2% to 1% from the buy-back rights within the royalty agreement. There are no further buy-back rights remaining on the 1% NSR royalty;

•                  Both net income and cash flow from operations were reduced by the increased cost of acquiring the gold and silver with respect to the Company’s Streams of $1.2 million;

•                  Both net income and cash flow from operations were reduced by an increase in general and administrative expenses of $2.1 million which includes $0.4 million of one-time initial listing costs for the NYSE American and TSX, one-time annual payment of Director retainers of $0.5 million and $0.2 million of other one-time costs; and

•                  Net income being reduced by an increase in share based compensation of $0.3 million due to timing of share-based compensation grants.

For the nine months ended September 30, 2019, total revenue was $30.9 million and Attributable Gold Equivalent ounces sold were 16,9251 compared with total revenue of $25.0 million and Attributable Gold Equivalent ounces sold of 15,2361 for the comparable period in 2018.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces produced and sold for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30, 2019				Nine months ended September 30, 2018
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	Ounces	$	$	Ounces	Ounces

Beta Hunt	—	3,895	2,602	2,098	—	5,566	4,045	3,419
El Mochito	3,576	—	2,488	1,947	—	—	—	—
Florida Canyon	—	1,496	1,086	832	—	1,420	1,129	858
Hope Bay	—	3,067	1,572	1,657	—	1261	769	767
Karma	—	2,090	1,245	1,152	—	2,103	1,505	1274
La Colorada	4,618	—	2,999	2,580	4,813	0	2,792	2,931
Moose River	—	1,126	650	620	—	2,178	1,260	1326
Moss	2,648	—	1,612	1,421	—	—	—	—
Mt. Carlton	—	3,370	1,970	1,864	—	3,437	1,992	2,086
San Jose	—	1,481	605	820	—	1288	616	784
Silvertip	—	1,011	613	563	—	160	100	100
Vivien	—	2,218	1,220	1,227	—	2,067	1,212	1244
Other	—	258	189	144	—	755	448	447
Consolidated total	10,842	20,012	18,851	16,925	4,813	20,235	15,868	15,236

For the Three Months Ended September 30, 2019 Compared to Other Quarters Presented

When comparing net income of $2.4 million and cash flow from operations of $8.0 million for the three months ended September 30, 2019 with net income (loss) and operating cash flows for other quarters presented in Section 5 above, the following items impact comparability of the analysis:

•                  RNC discovered the Father’s Day Vein, resulting in the Company recognizing royalty revenue of $3.1 million and $2.7 million for the three months ended September 30, 2018 and December 31, 2018, respectively. Subsequent to the discovery of the Father’s Day Vein, RNC announced the suspension of bulk mining to focus on exploration and delineation drilling as previously discussed;

•                  The Company acquired a number of additional cash flowing royalties in April and November of 2017, the Newmont Portfolio in June 2018 and the silver streams on the Moss and El Mochito mines in December 2018 and March 2019, all of which contributed full quarters of royalty and stream income subsequent to their acquisitions;

•                  In August 2019, the Company acquired the Additional Royalty and Bonus Royalty on Hope Bay, resulting in two months of additional income for the three months ended September 30, 2019;

•                  A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past years, including the La Colorada mine, the Florida Canyon mine, the Silvertip mine and the Moose River gold mine;

1  Refer to section on non-IFRS and other measures of this MD&A.

•                  The Company recognized $1.2 million and $0.9 million in finance expense during the three months ended June 30, 2018 and September 30, 2018, respectively, due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018;

•                  Net income being reduced by $0.4 million related to the initial listing costs for the NYSE American and TSX during the three months ended June 30, 2019; and

•                  The Company recognized a deferred tax recovery of $1.0 million for the recognition of non-capital losses during the three months ended December 31, 2017.

Change in Total Assets

Total assets increased by $57.3 million from June 30, 2019 to September 30, 2019 primarily resulting from the acquisition of the Additional Royalty and Bonus Royalty on the Hope Bay mine and the acquisition of common shares in conjunction with the royalty acquisition.

Total assets decreased by $10.6 million from March 31, 2019 to June 30, 2019 primarily resulting from the depreciation of the Company’s U.S dollar functional currency against the Canadian dollar reporting currency, partial repayment of outstanding amounts under the Revolving Facility using operating cash flow and depletion of the Company’s Royalty, Stream and other interests.

Total assets increased by $1.1 million from December 31, 2018 to March 31, 2019 primarily resulting from the purchase of the El Mochito Stream for $10.2 million, which was funded by $4.2 million from the Company’s available cash and drawing down $6.0 million (US$4.5 million) under the Revolving Facility. The net increase in total assets from the purchase of the silver stream was partially offset by depletion of the Company’s royalty, stream and other interests and a reduction of the fair value of the Company’s investments.

Total assets increased by $26.6 million from September 30, 2018 to December 31, 2018 primarily resulting from the acquisition of the silver Stream on Northern Vertex’s Moss mine, which was funded by cash on hand and drawing down on the Revolving Facility.

Total assets decreased by $20.3 million from June 30, 2018 to September 30, 2018 primarily resulting from the Company using operating cash flow and the cash received from the right of first refusals that were exercised as part of the acquisition of the Newmont Portfolio to repay the CEF Facility.

Total assets increased by $128.4 million from March 31, 2018 to June 30, 2018 primarily resulting from the acquisition of the Newmont Portfolio, which was mostly financed by the issuance of common shares, warrants and cash from borrowing an additional US$10.0 million from the CEF Facility, partially offset by depletion expense.

Total assets increased by $6.2 million from December 31, 2017 to March 31, 2018 primarily resulting from net income and cash flow from operations for the three months ended March 31, 2018 and foreign exchange movements.

6.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, and (iv) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.             Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that these are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of the adjusted net income and adjusted earnings per share:

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income (loss)	$2,389	$819	$4,747	$1,566
Other expense (income)	(9)	30	127	118
Acceleration of accretion on loan facility	—	435	—	1,102
Initial listing costs — NYSE American and TSX	—	—	372	—
Adjusted net income	$2,380	$1,284	$5,246	$2,786
Divided by:
Basic weighted average number of common shares	108,023,764	107,658,466	107,927,942	87,739,817
Equals:
Adjusted basic earnings per share	$0.02	$0.01	$0.05	$0.03

ii.          Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Total revenue	$13,972	$9,803	$30,854	$25,048

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	7,208	6,195	16,925	15,236
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,938	$1,582	$1,823	$1,644

iii.       Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$1,609	$1,035	$3,605	$2,454
Divided by:
Total Attributable Gold Equivalent ounces sold[1]	7,208	6,195	16,925	15,236
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$223	$167	$213	$161

1  The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Streams.

iv.      The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

7.              Liquidity and Capital Resources

As at September 30, 2019, the Company had cash and cash equivalents of $6.7 million (December 31, 2018: $6.8 million) and working capital of $14.1 million (December 31, 2018: $11.3 million). As at September 30, 2019, the Company has US$69.0 million available under its Revolving Facility.

Cash flow from operations

For the nine months ended September 30, 2019, cash flow from operations was $18.0 million, compared with $11.7 million in the comparable period in 2018, with the increase primarily attributable to the Company’s growing portfolio of cash flowing Streams and Royalties, as previously discussed in more detail.

Cash flow used in investing activities

During the nine months ended September 30, 2019, the Company had net cash outflows from investing activities of $67.2 million, for the cash consideration paid for the Additional Royalty and Bonus Royalty on Hope Bay and El Mochito Stream. During the nine months ended September 30, 2018, the Company had net cash outflows from investing activities of $0.5 million, which was primarily the result of the cash consideration paid of $22.4 million for the Newmont Portfolio acquisition, which was offset by the cash received from the exercise of the ROFRs as part of the Newmont Portfolio acquisition of $22.4 million and the $1.0 million in proceeds from equity investments sold.

Cash flow from financing activities

During the nine months ended September 30, 2019, the Company had net cash inflows from financing activities of $49.8 million, which was primarily the result of a drawdown on the Revolving Facility to fund the Additional Royalty and Bonus Royalty on Hope Bay. The cash inflows were partially offset by repayment of the Company’s Revolving Facility and financing costs associated with amending the Company’s Revolving Facility agreement. During the nine months ended September 30, 2018, the Company had net cash outflows from financing activities of $6.9 million, which was primarily the result of the early repayment of the CEF Facility of US$20.0 million, financing costs incurred for establishing the Revolving Facility and interest paid on the CEF Facility. These were partially offset by the US$10 million drawdown on the CEF Facility, the drawdown of US$5.5 million under the Revolving Facility, and proceeds received from the exercise of stock options.

Liquidity

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)             After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)             If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

8.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

9.              Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Compensation and benefits	$978	$190	$2,519	$378
Share-based compensation	390	614	1,573	1,218
Total compensation	$1,368	$804	$4,092	$1,596

During the three and nine month periods ended September 30, 2019, the Company purchased $0.9 million and $2.2 million, respectively ($1.0 million and $2.5 million for the comparable periods in 2018) of refined gold from Pan American at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement. As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

10.       Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2, 3 and 4 of the December 31, 2018 annual consolidated financial statements, except as described in Note 2 of the condensed consolidated interim financial statements for the three months ended March 31, 2019, as it relates to the adoption of IFRS 16, Leases and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments.

11.       Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2019, the capital structure of the Company consists of $270.8 million (December 31, 2018: $273.1 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and deficit, and $67.5 million (December 31, 2018: $16.8 million) drawn under the Company’s Revolving Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility. The Company is in compliance the debt covenants as at September 30, 2019.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2019, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.4 million and other comprehensive income by $0.9 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at September 30, 2019, the Company had cash and cash equivalents of $6.7 million (December 31, 2018: $6.8 million) and working capital of $14.1 million (December 31, 2018: $11.3 million). In addition, the Company currently has US$69.0 million undrawn under its Revolving Facility.

Other Risks

The Company also holds common shares of other companies with a combined fair market value as at September 30, 2019 of $8.6 million (December 31, 2018: $6.1 million). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at September 30, 2019, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.9 million.

12.       Other

Capital Stock

As at November 11, 2019, the Company had 108,029,851 outstanding common shares, 3,925,770 outstanding share purchase options outstanding with a weighted average exercise price of $3.04 and 18,250,000 outstanding share purchase warrants with a weighted average exercise price of US$2.41.

Risks and Uncertainties

At the present time, the Company does not hold any direct ownership interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Royalties or Streams and the ongoing payment obligations under the Company’s Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form. If any such described risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investments.

There are important risks which management believes could impact the Company’s business. For additional information on risk and uncertainties, please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•                  Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•                  Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes in internal controls of the Company during the three months ended September 30, 2019 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Other Risks to Maverix

One of the primary risk factors affecting the Company is set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated May 23 2019, which is available on www.sedar.com and our Form 40-F on EDGAR at www.sec.gov.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Forward-Looking Statement

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward-looking information that is included herein, except in accordance with applicable securities laws. Please refer to the section “Risk Factors” and additional information about Maverix and its business activities contained in the Company’s Annual Information Form available on SEDAR at www.sedar.com and in the Form 40-F available on EDGAR at www.sec.gov.

Technical Information

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.